[Letterhead]

June 10, 2010

Stephani Bouvet
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Form S-1/A
Micro Imaging Technology, Inc.

Dear SEC:

In response to your Comment Letter of June 2, 2010, concerning the Form S-1 Registration Statement of Micro Imaging Technology, Inc., please find explanations or actions taken as described below, in numerical order tracking your original numbering system.

1.
We note your references to Section 27A of the Securities Act of 1933 and Section 21 F of thc Securities Exchange Act of 1934 and the statement that your filing contains or incorporates by reference forward-looking statements within the meaning of these statutes. As a penny stock issuer you are not eligible to rely on the safe harbor for forward-looking statements. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act. Revise to delete all references to these statutory provisions.

Response:        Deleted, as suggested.

Investment Ageement, page 10.

2.
We note that you have not filed a Form 8-K with respect to your entry into the Investment Agreement with Dutchess Opportunity Fund, II, LP on May 4, 2010. Please explain how you concluded that this agreement did not qualify as a material definitive agreement under Item 1.01 of Form 8-K.

Response:   We believed that by filing the entire registration statement, with the contracts included, within 4 days of the entry into the agreement, that the spirit and intent of the Form 8-K guidelines had been met.  However, to avoid this issue, we have filed an 8-K identifying the contracts with Dutchess.

3.
The Investment Agreement provides in Section 2(G) that a closing may occur as many as seven trading days following the day after delivery of the put notice. This does not assure a prompt closing.  The time period between delivery of the put notice and the closing should be limited to five business days.

Response:   The timing is actually such that there is a 5-day "pricing" window, starting with the day the Put notice is given, and during which time no transaction can occur because the price of that transaction has not yet been established.  At the conclusion of the pricing period, the end of day 5, the parties will establish the price and then execute on the transaction during the business hours of day 6 and day 7 from the original date of the Put notice.  That means that the shares have to be issued, opinions filed with the transfer agent and money wired across to the company, all in a 48-hour period.  This activity pattern actually assures quite a prompt closing, in that only a 2-day window is allowed to accomplish the physical transaction.

4.
You state on the cover page of your prospectus that you issued no shares to Dutchess in consideration for the investment, but disclosure on page 10 indicates that you issued 750,000 shares to Dutchess. The disclosure in the selling security holder table indicates that Dutchess holds no shares prior to the offering.  Reconcile these apparently conflicting disclosures.

Response:  That is a mistake, in that Dutchess does have 750,000 shares which they already own.  The Table depicting the selling security holder's activities has been corrected and the disclosure throughout the document has taken this fact into consideration.

Selling Stockholder, page 17

5.	Tell us why the selling security holder table does not take into account any shares subject to the put in presenting the amount of shares owned by Dutchess before and after the offering.

Response:  This has been corrected.  See #4 above.

6.	In footnote 3, you appear to be stating that 11,000,000 is equal to one-third of 57,338,637. Please advise.

Response:  On the date of the filing, the company had 8,000,000 shares subject to sale under an S-8 Registration Statement, which would constitute shelf-registered shares.  The total float is, as noted, 57,338,637, which would have allowed for one-third of that number to be the subject of registration (approximately 19,113,000 shares), but given the 8,000,000 pre-existing S8 shares, that allowance would be lowered to approximately 11,113,000 shares.  The potential activity has been subtracted from the number of shares eligible for registration under the Dutchess Equity Line, and is the reason why only 11,000,000 shares are the subject of this registration.

Executive Compensation, page 31

7.	Please present your compensation tables in the format set forth in items 402(n), (p) and (r), and in a manner consistent with the footnotes thereto.

Response:  The tables have been corrected as suggested.

Signatures, page 81

8.
Please ensure that your signatures conform to the requirements of Form S-1.  In this regard, we note that you have not identified your principal accounting officer or controller.  Refer to the Instructions for Signatures of Form S-1.

Response:  Corrected as suggested.

Exhibit 5

9.
Counsel opines that the common stock offered by the selling shareholders will be legally issued, fully paid, and non-assessable upon declaration of the effectiveness of the registration statement. Please advise whether the shares are to be issued upon effectiveness of the registration statement.  If a put notice has already been delivered, please disclose this in detail in the registration statement.

Alternatively, submit a revised legal opinion that states that the shares will be, when issued and paid for in the manner described in the Registration Statement. legally issued, fully paid and non-assessable.

Response: The shares are either already issued (the 750,000 shares noted above) or will be issued in the future. However, the legal opinion has been revised to note that the shares, when issued in conformance with the registration statement, will be legally issued, fully paid and non-assessable.

Exhibit 23.2

10.	We note that your accountant's consent was not dated. Please ensure that you file a currently dated accountant's consent as an exhibit to your amended registration statement.

Response: The accountant’s consent has been currently dated.

Form 10-K for Fiscal Year Ended October 31, 2009

Sarbanes-Oxley Act- Section 404 compliance, page 13

11.
Your statement that you make no representation that your systems of internal control comply with Section 404 of the Sawbones-Oxley Act appears to be an inappropriate disclaimer, as we note your statement that management concluded that your internal control over financial reporting was effective for the fiscal year ended October 31, 2009. Please reconcile these seemingly conflicting statements and revise accordingly.

Response: These inconsistencies have been eliminated, and the statement required by Item 308T(a)(4) of Regulation S-K has been added.

12.	You have not included the statement required by Item 3081'(a)(4) of Regulation S-K. Please revise.

Response: Done.  See #11 above.

Signatures, page 23

13.
Your Form 10-K must be signed by your controller or principal accounting officer, in addition to your principal executive officer and principal financial officer. See General Instruction i3(2)(a) to Form 10-K.  Please revise to include the signature of your controller or principal accounting officer.

Response.  Done

Exhibits 31.1 and 31.2

14.
The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K.  In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications and have omitted paragraph 4(h) and certain introductory language relating thereto.   Please refile revised certifications that conform exactly to Item 601(b)(31)(i) of Regulation S-K. You may omit paragraph 3 of the certification and your financial statements from your amendment.

Response.  Done.

Thank you for your time.  If you have any questions, please feel free to contact me at any time.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher Dieterich
Christopher H. Dieterich
Counsel to Micro Imaging Technology, Inc.